AM 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
... 19 2002
PROCESS

02022702

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA JUSTHOLL & CO
MELVIN MAUSKOPF

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One World Trade Center # 4679 (till 9/11/01)

Current Temporary Address:
540 Cumberland Street

(No. and Street)

New York , N Y . 10048

Englewood, NJ 07631

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melvin Mauskopf (201) 568 5371

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANDEL, FREDERICK H. C.P.A.

(Name — *if individual, state last, first, middle name*)

12 West 37th Street, New York, NY 10018-7404

(Address) (City) (State) (Zip Code)

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM
4/4/2002

OATH OR AFFIRMATION

I, Melvin Mauskopf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Justholl & Co, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Melvin Mauskopf Sole Proprietor

Title

Notary Public

PATRICIA MANDEL
Notary Public, State of New York
No. 31-7691013
Qualified in New York County
Commission Expires May 31, 20 02

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XXX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XXX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XXX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MELVIN MAUSKOPF
d/b/a JUSTHOLLL & CO. (SOLE PROPRIETOR)
One World Trade Center (till 9/11/01)
Suite 4679
New York, NY 10048
(212) 432-0464

Current Temporary
Address:
540 Cumberland Street
Englewood, NJ 07631
(201) 568-5371

TABLE OF CONTENTS

FREDERICK H. MANDEL
Certified Public Accountant

Frederick H. Mandel

12 West 37th Street
New York, NY 10018
Tel (212) 594-5200
Fax (212) 594-5236

February 26, 2002

Melvin Mauskopf
d/b/a Justholl & Co.
One World Trade Center (till 9/11/01)
Suite 4679
New York, NY 10048

Current Temporary Address:
540 Cumberland Street
Englewood, NJ 07631

Dear Sir:

Pursuant to your request, we examined the accompanying Statement of Financial Position of your proprietorship as at December 31 2001 and Cash Flow Statement pursuant to Rule 17 a-5 under SEC Act of 1934.

Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of accounting records and such other auditing procedures as we considered necessary in the circumstances. In our opinion, the within Statement of Financial Position fairly represents the financial position of the proprietorship as at December 31, 2001 and the results of its operations and its cash flows for the year then ended on a basis consistent with the prior year.

Respectfully submitted,

Frederick H. Mandel

FHM:pm

MELVIN MAUSKOPF d/b/a JUSTHOLL & CO.
(SOLE PROPRIETOR)
STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash in bank and on hand	$	
Securities owned by firm at market value (Note 1)	938,293.	
TOTAL CURRENT ASSETS		$938,293.
FIXED ASSETS:		
Office furniture and fixtures (net of depreciation)		0
OTHER ASSETS:		
Special reserve account for the exclusive benefit of Customers (Note 2)	$ 8,439.	
Personal assets		
Security deposit	2,000.	
TOTAL OTHER ASSETS		10,439.
TOTAL ASSETS		$948,732.

LIABILITIES AND CAPITAL

CURRENT LIABILITIES:		
Payable to brokers/fails to receive	$ 0	
Due to broker on margin account (Note 1)	375,469.	
TOTAL CURRENT LIABILITIES		$375,469.
CAPITAL:		
Melvin Mauskopf Proprietor/ Capital Account		573,263.
TOTAL LIABILITIES AND CAPITAL	$	$948,732.

The accompanying letter of transmittal and notes are an integral part of this financial statement.

MELVIN MAUSKOPF
d/b/a/ JUSTHOLL & CO.
STATEMENT OF CASHFLOWS
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 27,676.00
Adjustments to reconcile net income (loss) to net cash provided by (used in)operating activities:	4,374.00
(Increase)/decrease in securities owned by firm	154,373.00
Increase in security deposit	
Increase/(decrease) in payable to brokers (fails to receive)	
Increase/(decrease) in due to brokers (margin account)	(204,543.00)
Increase/(decrease) in fails to receive	
Net cash provided by (used in) operating activities	$ 18,120.00
Net increase(decrease) in cash	($ 18,120.00)
Cash at beginning of year	26,559.00
Cash at end of year	$ 8,439.00

MELVIN MAUSKOPF d/b/a JUSTHOLL & CO.
(SOLE PROPRIETOR)
Notes
December 31, 2001

Note 1. Securities held by brokers are pledged as security against margin account indebtedness.

Note 2. Special Reserve Account of ($ 8,439.00)
The computed amount required to be on deposit under rule 15c3-3 is $ NONE
The excess amount of $ 8,439.00 is subject to immediate withdrawal.

Note 3. Capital Requirements:
The concept of the Net Capital Rule of the Securities Exchange Commission is liquidity, and requires a Broker – Dealer to have sufficient liquid assets to cover liabilities. At December 31, 2001 the firm's net capital of $ 391,608. computed in accordance with the rule, exceeded the minimum requirement of $ 250,000.00 by $ 141,608.00 .

Note 4. Internal Control:
No material inadequacies in the firm's internal control were found to exist.

Note 5. Form X-17A-5:
Part II of the most recent annual report on Form X-17A-5 of this firm is available for examination and copying at its principal office at 540 Cumberland Street Englewood, NJ and at the Securities and Exchange Commission.

Note 6. No material differences were noted between respondent's unaudited FOCUS Report Part II and the Audited Report.

Note 7 Due to the September 11,2001 World Trade Center disaster, where certain books and records were destroyed, certain records have been destroyed and could not be completely verified. However, we satisfied ourselves by other means as to the accuracy of the Focus report for the year ended 12/31/2001 and the Financial Statements as well.